[BRYAN CAVE LETTERHEAD]

November 6, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	James River Group Holdings, Ltd.

Draft Registration Statement on Form S-1

Submitted October 3, 2014

CIK No. 0001620459

Dear Mr. Riedler:

On behalf of James River Group Holdings, Ltd. (the “Company”), this letter sets forth the responses of the Company to the comments contained in your letter, dated October 30, 2014, relating to the Draft Registration Statement on Form S-1 (CIK No. 0001620459) confidentially submitted on October 3, 2014 (the “Draft Registration Statement”). The Company’s responses set forth below correspond to the comments as numbered in the letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”).

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “S-1 Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information. The Company will also provide the Staff courtesy copies of the S-1 Registration Statement, marked to reflect the changes from the Draft Registration Statement.

Market and Industry Data, page ii

1.	We note your statement that the market and industry information contained in the prospectus has not been verified by you or any independent sources. It is not appropriate to directly or indirectly disclaim liability for information in your registration statement. Accordingly, please revise your disclosure to remove any statement indicating that you have not independently verified information presented in the prospectus.

In response to the Staff’s comment, the Company has revised the corresponding disclosure to remove the statements indicating that the Company has not independently verified information presented in the Prospectus.

Prospectus Summary, pages 1-4

2.	On page 1, you disclose your combined ratio for the fiscal year ended December 31, 2013. You should additionally disclose your combined ratio for the interim period ended June 30, 2014 in this section.

Mr. Jeffrey P. Riedler

U.S. Securties and Exchange Commission

November 6, 2014

In response to the Staff’s comment, the Company has disclosed on page 1 of the Prospectus Summary its combined ratio for the interim period ended June 30, 2014.

3.	On page 4, please clarify what classes of your investments you consider "non-traditional investments" and why. Please also provide examples of the "out-of-favor or complicated instruments" in which you are willing to invest. Your revised disclosure should include a detailed description of each of the investment classes that fall into these categories (non-traditional and out-of-favor), and you should include the percentage of your invested assets comprising each category. Please provide similar revised disclosure in the investment strategy section on page 122.

In response to the Staff’s comment, the Company has revised the corresponding disclosure regarding its “non-traditional investments” and “out-of-favor or complicated instruments”.

Summary Risk Factors, page 11-12

4.	Please provide an additional bulleted risk that describes the possibility that you could be deemed to be a PFIC if the IRS does not believe you qualify for the insurance company exemption found in the Federal Tax Code.

In response to the Staff’s comment, the Company has provided an additional bulleted risk in the “Summary Risk Factor” section of the Prospectus Summary with regard to PFIC status.

Critical Accounting Policies and Estimates

Reserve for Losses and Loss Adjustment Expenses, page 51

5.	It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimates for your Excess and Surplus Lines, Specialty Admitted Insurance and Casualty Reinsurance segments:

o	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. We note you disclose the amount of prior year change in your reserve for losses and loss adjustment expenses for each segment and the major accident years impacted but you do not disclose what specific factors or events resulted in your experience to be different from your initial expected ultimate loss ratios in these segments and accident years.

o	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

In response to the Staff’s comment, the Company has provided the requested disclosure to explain the reasons for the changes in its estimates for provision for losses of insured events of prior years for the Company’s three operating segments.

Mr. Jeffrey P. Riedler

U.S. Securties and Exchange Commission

November 6, 2014

Assumed Reinsurance Premiums, page 58

6.	Please disclose the amount of adjustment to your estimate for assumed reinsurance premiums for each period presented or state that the adjustments have not been material.

In response to the Staff’s comment, the Company has disclosed that the adjustment to its estimate for assumed reinsurance premiums for the periods presented is immaterial.

Business, page 115

7.	We note that your largest treaty accounted for gross written premiums of $30.4 million in 2013 in your casualty reinsurance segment. Please disclose the identity of the ceding party to the treaty and file the underlying agreement as an exhibit to your registration statement. Alternatively, please tell us why you are not substantially dependent on this agreement.

The Company believes that it is not substantially dependent on the agreement with the ceding party that accounted for gross written premiums of $30.4 million in 2013 (the “Ceding Party”), and therefore is not required either to disclose such party’s name or file the underlying agreement with such party as an exhibit to the Company’s registration statement. The Company notes that the gross written premium generated by the Ceding Party represented only 7.9% of the Company’s consolidated total revenues in 2013, and 8.2% of the Company’s gross written premiums. Additionally, as disclosed in the “Business” section of the Draft Registration Statement, the Company competes against a variety of other reinsurers depending upon the nature of the risk and coverage being underwritten. To remain competitive, the Company utilizes the following strategy, among other measures: (i) focusing on rate adequacy and underwriting discipline, (ii) leveraging its distribution network, (iii) controlling expenses, (iv) maintaining financial strength and issuer credit ratings and (iv) providing quality services to agents and policyholders. Based upon these strategies, the Company believes that other insureds or reinsureds may make up, in part or whole, the gross written premium generated by the Ceding Party if the Company were to lose such party as a cedent in whole or in part.

Additionally, based upon the percentage of the Company’s revenue generated by the agreement with the Ceding Party, the Company respectfully believes that it is not required to disclose the identity of the Ceding Party. Item 101(c)(vii) of Regulation S-K requires that a customer’s name be disclosed if the sales to such customer by one or more segments are made in an aggregate amount equal to ten percent or more of the Company’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. As indicated in the above paragraph, the gross written premium generated by the Ceding Party represented only 7.9% of the Company’s consolidated total revenues, and, the Company does not believe that the loss of such customer would have a material adverse effect on the Company.

Executive Compensation, page 145

8.	In your next amendment, please provide the disclosure required under Item 402(m) through (r) of Regulation S-K for your named executive officers.

Mr. Jeffrey P. Riedler

U.S. Securties and Exchange Commission

November 6, 2014

The Company respectfully advises the Staff that it intends to provide the disclosure required by Item 402(m) through (r) of Regulation S-K in its first amendment to the S-1 Registration Statement.

Indemnification Agreements, page 151

9.	Please file the indemnification agreements with D.E. Shaw Affiliates, Goldman Sachs, and the Sunlight Investors as exhibits to your registration statement.

In response to the Staff’s comment, the Company has filed the form of indemnification agreement that was entered into with each of (i) D. E. Shaw CF-SP Franklin, L.L.C., D. E. Shaw CH-SP Franklin, L.L.C., and D. E. Shaw Oculus Portfolios, L.L.C. (collectively, the “D. E. Shaw Affiliates”), (ii) The Goldman Sachs Group, Inc. and (iii) Sunlight Capital Ventures, LLC and Sunlight Capital Partners II, LLC, as Exhibit 10.5 to the S-1 Registration Statement.

Principal and Selling Shareholders, page 154

10.	It appears that your selling stockholders are broker-dealers and/or affiliates of broker-dealers. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. For those selling stockholders that are affiliates of broker-dealers, please advise us as to whether:

•	Each seller purchased the securities in the ordinary course of business; and
•	At the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please additionally include this disclosure in the prospectus.

In response to the Staff’s comments, we hereby advise you that, based solely upon information provided to the Company by each of the D. E. Shaw Affiliates with respect to such parties, and The Goldman Sachs Group, Inc. and Goldman Sachs JRVR Investors Offshore, L.P., with respect to such parties, none of the selling shareholders is a broker-dealer and each of the selling shareholders (i) has an affiliate that is a broker-dealer, (ii) purchased securities of the Company in the ordinary course of business, and (iii) at the time of the purchase of the securities now proposed to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. The Company has modified its disclosure in the “Principal and Selling Shareholders” section to reflect this information.

Notes to Consolidated Financial Statements Note 2. Investments, page F-41

11.	Please revise your disclosure on page F-44 to clarify whether the amount for bank loans as of December 31, 2012 was gross or net of the allowance for credit losses of $121,000.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the amount for bank loan participations as of December 31, 2012 was net of the allowance for credit losses of $121,000.

Mr. Jeffrey P. Riedler

U.S. Securties and Exchange Commission

November 6, 2014

Note 11. Equity Awards, page F-55

12.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company acknowledges that the Staff may have additional comments on the Company’s accounting for equity issuances including stock compensation and beneficial conversion features. The Company further advises the Staff that once an estimated offering price has been determined, it will provide the Staff an analysis explaining the reasons for the differences between recent valuations of its common shares leading up to the initial public offering and the estimated offering price.

Note 21. Dividend Restrictions, page F-69

13.	In addition to the restrictions on the amount of dividends paid from the subsidiaries to the parent company, please revise to comply with ASC 944-505-50-1c. and Rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings at the holding company level that is not available for the payment of dividends to stockholders.

In response to the Staff’s comment, the Company has revised its disclosure to comply with ASC 944-505-50-1c and Rule 4-08(e)(1) of Regulation S-X.

Schedule IV, page F-78

14.	Please revise your schedule to clarify that the information presented is your insurance premiums.

In response to the Staff’s comment, the Company has revised Schedule IV to clarify that the information presented is the Company’s written premiums.

General

15.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company respectfully advises the Staff that certain exhibits have been submitted with the S-1 Registration Statement and that the Company intends to file any remaining required exhibits with subsequent amendments to such filing. The Company acknowledges the Staff’s comment that it may have further comments upon examination of these materials.

16.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Mr. Jeffrey P. Riedler

U.S. Securties and Exchange Commission

November 6, 2014

The Company respectfully advises the staff that it will provide to the staff, prior to its use, any additional graphic, visual or photographic information that it intends to use in a printed prospectus that is not included in the Draft Registration Statement or the S-1 Registration Statement, or an amendment thereto. The Company acknowledges that the Staff may have further comments regarding any such material.

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it will provide the Staff with copies of any such written communications.

If you should have any questions regarding this letter, please do hesitate to contact me at (212) 541-2275.

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	Securities and Exchange Commission

Dana Hartz

Mary Mast

Austin Stephenson

James River Group Holdings, Ltd.

J. Adam Abram

Robert P. Myron

Gregg T. Davis